Exhibit 12.1
The TJX Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	— Fiscal Year Ended —
	1/30/2009		1/26/2008		1/27/2007		1/28/2006		1/29/2005
Income from continuing operations:	$914.9		$782.4		$787.2		$706.7		$620.8

Add Back:
Taxes	536.0		477.7		477.0		329.7		386.2
Interest expense	36.5		39.1		39.2		39.0		33.5
Interest portion of rent expense	281.0		262.7		244.9		226.4		208.4

A) Income before taxes and fixed charges	$1,768.4		$1,561.9		$1,548.3		$1,301.8		$1,248.9

Fixed charges

Capitalized Interest	$1.6		$0.8		—		—		—
Interest expense	36.5		39.1		39.2		39.0		33.5
Interest portion of rent expense	281.0		262.7		244.9		226.4		208.4

B) Fixed charges	$319.1		$302.6		$284.1		$265.4		$241.9

Ratio of earnings to fixed charges (A/B)	5.54	X	5.16	X	5.45	X	4.90	X	5.16	X